UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April 2015

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1	Unconsolidated Financial Statements under Colombian GAAP for the fourth quarter and year ended December 31, 2014

GRUPO AVAL ACCIONES Y VALORES S.A. Individual Balance Sheets For the period ended December 31, 2014 (Stated in millions of Colombian pesos) Under Col GAAP

	First Half			Second Half
	1st Quarter	2nd Quarter	First Half	1st Quarter	2nd Quarter	Second Half
	March 31st	June 30th	(Six months)	September 30th	December 31st	(Six months)
Assets

Short Term Assets:

Cash	$52,208	98,073	98,073	2,182,982	42,459	42,459
Short term Investments, net	112,813	34,952	34,952	50,753	383	383
Short term loans	477,577	224,273	224,273	464,419	266,679	266,679
Deferred charges	248	165	165	91	824	824
Total Short Term Assets	642,846	357,463	357,463	2,698,245	310,345	310,345

Long term Investments, net	12,570,174	13,171,264	13,171,264	13,389,419	15,365,747	15,365,747
Property, plant and equipment, net	624	586	586	537	1,364	1,364
Intangible assets, net	754,101	833,630	833,630	826,927	1,235,778	1,235,778
Deferred charges	111	846	846	2,057	1,552	1,552
Reappraisal of assets	11,502,928	10,997,227	10,997,227	11,753,628	10,660,732	10,660,732
Total Long Term Assets	24,827,938	25,003,553	25,003,553	25,972,568	27,265,173	27,265,173

Total assets	$25,470,784	25,361,016	25,361,016	28,670,813	27,575,518	27,575,518

Debtor Memorandum accounts:

Contingent Debtors	0	260,342	260,342	336,133	0	0
Tax - Debtor	16,081,292	16,258,050	16,258,050	16,258,050	16,695,553	16,695,553
Control Debtors	891,197	908,670	908,670	916,317	935,555	935,555
Contingent creditors per contra	3,151,175	3,009,959	3,009,959	3,235,255	3,827,991	3,827,991
Control creditors per contra	875,225	875,225	875,225	875,225	875,225	875,225
Tax creditors per contra	17,215,053	17,163,270	17,163,270	17,163,270	18,585,880	18,585,880
Total Memorandum Accounts	$38,213,942	38,475,516	38,475,516	38,784,250	40,920,204	40,920,204

Liabilities and Shareholders' Equity

Short Term Liabilities:

Financial obligations	$76,218	72,802	72,802	78,251	92,588	92,588
Suppliers	258	157	157	646	2,306	2,306
Accounts payable	634,934	361,493	361,493	780,333	412,780	412,780
Taxes, fees and charges	19,888	8,802	8,802	1,893	15,848	15,848
Labour obligations	804	809	809	804	1,114	1,114
Estimated liabilities and provisions	2,994	7,100	7,100	7,553	637	637
Other liabilities	1,360	1,297	1,297	1,269	1,264	1,264
	105,499	105,499	105,499	105,499	100,000	100,000
Total Short Term Liabilities	841,955	557,959	557,959	976,248	626,537	626,537

Financial Obligations	0	232,500	232,500	295,500	0	0
Bonds outstanding	618,750	618,750	618,750	618,750	518,750	518,750
Total Long Term Liabilities	618,750	851,250	851,250	914,250	518,750	518,750

Total Liabilities	1,460,705	1,409,209	1,409,209	1,890,498	1,145,287	1,145,287

Shareholders' Equity:

Social Capital	20,407	20,407	20,407	22,037	22,281	22,281
Capital Surplus	7,553,133	7,539,856	7,539,856	9,810,267	9,646,857	9,646,857
Reserves	3,599,034	3,599,034	3,599,034	3,878,154	3,878,154	3,878,154
Inflation Adjustments	874,470	874,470	874,470	874,470	874,470	874,470
Retained Earnings	460,107	920,813	920,813	441,759	1,347,737	1,347,737
Reappraisal of assets	11,502,928	10,997,227	10,997,227	11,753,628	10,660,732	10,660,732
Total Shareholders' Equity	24,010,079	23,951,807	23,951,807	26,780,315	26,430,231	26,430,231

Total Liabilities and Shareholders' Equity
	$25,470,784	25,361,016	25,361,016	28,670,813	27,575,518	27,575,518

Creditor Memo Accounts:

Contingent debtors per contra	0	260,342	260,342	336,133	0	0
Tax debtors per contra	16,081,292	16,258,050	16,258,050	16,258,050	16,695,553	16,695,553
Control debtor per contra	891,197	908,670	908,670	916,317	935,555	935,555
Contingent creditors	3,151,175	3,009,959	3,009,959	3,235,255	3,827,991	3,827,991
Control creditors	875,225	875,225	875,225	875,225	875,225	875,225
Tax creditors	17,215,053	17,163,270	17,163,270	17,163,270	18,585,880	18,585,880

Total Memo Accounts	$38,213,942	38,475,516	38,475,516	38,784,250	40,920,204	40,920,204

GRUPO AVAL ACCIONES Y VALORES S.A. Individual Statements of Income For the period ended December 31, 2014 (Stated in million of Colombian pesos, except earnings per share) Under Col GAAP

	First Half			Second Half			YTD
	1st Quarter	2nd Quarter	First Half	1st Quarter	2nd Quarter	Second Half
	March 31st	June 30th	(Six months)	September 30th	December 31st	(Six months)
Operating Income
Dividends	$363	35	398	4	33,299	33,303	33,701
Interest	6,990	474	7,464	233	11,795	12,028	19,492
Financial Returns	2,811	(1,831)	980	64,978	(64,591)	387	1,367
Equity method, net	454,729	500,930	955,659	471,819	913,493	1,385,312	2,340,971
Recovery for equity changes	19,165	1	19,166	0	7	7	19,173
Total Operating Income	484,059	499,608	983,667	537,034	894,003	1,431,037	2,414,704

Gross Income	484,059	499,608	983,667	537,034	894,003	1,431,037	2,414,704

Operating expenses – Administration and Sales:
Personnel expense	6,468	6,355	12,823	6,496	7,345	13,841	26,664
Fees	4,038	4,640	8,678	1,835	2,961	4,796	13,474
Industry and Trade	3,101	3,194	6,295	3,370	3,635	7,005	13,300
Tax on financial transactions	2,005	813	2,818	1,216	10,875	12,091	14,909
Discountable sales tax	0	0	0	0	0	0	0
Leases	190	190	380	191	194	385	765
Contributions and memberships	86	87	173	844	(659)	185	358
Insurance	0	5	5	0	0	0	5
Services	171	320	491	196	324	520	1,011
Legal expenses	13	3	16	3	15	18	34
Maintenance and repairs	19	17	36	18	252	270	306
Adaptation and installations	1	1	2	0	2	2	4
Travel expenses	80	9	89	80	9	89	178
Depreciation	52	55	107	51	50	101	208
Amortization of Intangibles	6,021	6,413	12,434	6,991	7,105	14,096	26,530
Amortization of deferred assets	87	84	171	73	69	142	313
Loss (gain) on foreign exchange transactions	6	(6)	0	88	(88)	0	0
Operating expenses - sales	875	3,314	4,189	1,577	6,506	8,083	12,272
Various	108	107	215	67	73	140	355
Total operating expenses – administration and sales	23,320	25,602	48,922	23,096	38,668	61,764	110,686

Operating Income	460,739	474,006	934,745	513,938	855,335	1,369,273	2,304,018

Non-operating Income
Loss (gain) on foreign exchange transactions	3,051	6,615	9,666	110	125,796	125,906	135,572
Fees	16,533	14,653	31,186	11,922	12,737	24,659	55,845
Services	1	2	3	1	1	2	5
Better uses	0	(0)	0	0	2	2	2
Recoveries	202	77	279	77	88	165	444
	19,787	21,347	41,134	12,110	138,624	150,734	191,868
Non-operating expenses
Financial expenses	17,263	15,522	32,785	74,075	62,049	136,124	168,909
Various	230	61	291	119	372	491	782
Loss in equity method by changes in shareholders' equity	605	16,744	17,349	7,769	19,248	27,017	44,366
	18,098	32,327	50,425	81,963	81,669	163,632	214,057

Non-operating income, net	1,689	(10,980)	(9,291)	(69,853)	56,955	(12,898)	(22,189)

Income before income taxes	462,428	463,026	925,454	444,085	912,290	1,356,375	2,281,829

Income tax and other	(2,320)	(2,321)	(4,641)	(2,326)	(6,312)	(8,638)	(13,279)

Net Income	$460,107	460,706	920,813	441,759	905,978	1,347,737	2,268,550

GRUPO AVAL ACCIONES Y VALORES S.A. Individual Statement of Cash Flows For the period ended December 31, 2014 (Stated in million of Colombian pesos) Under Col GAAP

	First Half			Second Half			YTD
	1st Quarter	2nd Quarter	First Half	1st Quarter	2nd Quarter	Second Half
	March 31st	June 30th	(Six months)	September 30th	December 31st	(Six months)
Cash flows from operating activity:
Net Income	$460,106	460,707	920,813	441,759	905,978	1,347,737	2,268,550
Non-controlling interest	0		0	0	0	0	0

Adjustments for conciliation of net income and net cash from operating activity:
Amortization of goodwill	6,021	6,413	12,434	6,991	7,105	14,096	26,530
Depreciation of properties, plant and equipment	52	55	107	51	50	101	208
Allowance for loans and accounts receivable, net	0	0	0	0	0	0	0
Decrease (increase) in trading investments	(99,314)	77,861	(21,453)	0	34,569	34,569	13,116
Acquisition of Investments	0	0	0	(15,801)	15,801	0	0
Dividends received during the period	477,520	2,500	480,020	507,714	0	507,714	987,734
Equity Method Income	(454,729)	(500,930)	(955,659)	(471,819)	(913,493)	(1,385,312)	(2,340,971)
Recovery for equity changes	(19,165)	(1)	(19,166)	0	(7)	(7)	(19,173)
Loss on equity Method	605	16,744	17,349	7,769	19,248	27,017	44,366
Increase (decrease) in deferred charges		(735)	(735)	(1,210)	(298)	(1,508)	(2,243)
Amortization of deferred charges	87	84	171	73	69	142	313
Decrease (Increase) in Accounts Receivable	(263,433)	250,785	(12,648)	(239,353)	196,947	(42,406)	(55,054)
Reversal on exchange adjustments			0	0	0	0	0
Increase in Other Assets, net (tax and contributions advances)	(2,518)	2,518	0	(1,080)	1,080	0	0
Decrease (Increase) in Other Liabilities - Net (suppliers, taxes, accounts payable, labor obligations, other liabilities, estimated liabilities and allowances)	(2,223)	(5,755)	(7,978)	45,851	(38,789)	7,062	(916)
Increase (decrease) in acquired goodwill	(19,834)	(85,942)	(105,776)	(287)	(415,957)	(416,244)	(522,020)
Equity tax payment	0		0	0	0	0	0

Net cash from operating activity	83,175	224,304	307,479	280,658	(187,697)	92,961	400,440

Cash Flows from investing activity:
Purchase of properties, plant and equipment	(70)	(17)	(87)	(1)	(878)	(879)	(966)
Acquisition of controlled companies	(901,359)	(132,681)	(1,034,040)	(104,391)	(1,555,690)	(1,660,081)	(2,694,121)
Sale of controlled companies	0		0	0		0	0
Net cash used in investing activities	(901,429)	(132,698)	(1,034,127)	(104,392)	(1,556,568)	(1,660,960)	(2,695,087)

Cash Flows from financing activity:
Dividends paid	(264,272)	(274,827)	(539,099)	(274,704)	(319,759)	(594,463)	(1,133,562)
Increase (decrease) in deposits	0	0	0	0		0	0
Increase (decrease) in interbank and overnight borrowings	0		0	0		0	0
Acquisition of other borrowings from banks	0	232,500	232,500	63,000	0	63,000	295,500
Payment of other borrowings from banks	0		0	0	(295,500)	(295,500)	(295,500)
Bonds Issuance	0		0	0		0	0
Bonds Payment	0		0	0	(105,499)	(105,499)	(105,499)
Increase (decrease) in non-controlling interest	0		0	0		0	0
Issuance of shares	297,253	0	297,253	2,114,898	310,163	2,425,061	2,722,314
Net cash (used in)/provided by financing activties	32,981	(42,327)	(9,346)	1,903,194	(410,595)	1,492,599	1,483,253

Effect of exchange differences of cash and cash equivalents	1,648	(3,414)	(1,766)	5,449	14,337	19,786	18,020

Decrease in cash and cash equivalents	(783,625)	45,865	(737,760)	2,084,909	(2,140,523)	(55,614)	(793,374)

Cash and cash equivalents at beginning of period	835,833	52,208	835,833	98,073	2,182,982	98,073	835,833

Cash and cash equivalent at end of period	$52,208	98,073	98,073	2,182,982	42,459	42,459	42,459

GRUPO AVAL ACCIONES Y VALORES S.A. Individual Statement of Shareholder´s Equity For the period ended December 31, 2014 (Stated in million of Colombian pesos) Under Col GAAP

		EquitySurplus
	Social	Additional	Equity	Reserves		Equity Inflation	Net	Reappraisal	Shareholders´
	Capital	paid-in capital	Method	Legal	Occasional	Adjustments	Income	of assets	Equity

Balance at December 31, 2013	$20,178	5,784,518	1,426,345	9,276	3,373,688	874,470	766,063	10,683,671	22,938,209

Constitution of reserves for future distributions					766,063		(766,063)		0
Increase in legal reserve				813	(813)				0
To distribute a cash dividend of $ 4.50 per share and per month during the months of April to September 2014, both months included as well:
Over 20,406,943,099 common and preferred shares subscribed					(550,987)				(550,987)
Application of the equity method			45,246						45,246
Issuance of 228,655,784 shares with the right to preferential subscription	229	297,024							297,253
Dividend reversals					994				994
Reapprisal of investments (notes 5 and 10)								819,257	819,257
Net Income							460,107		460,107

Balance at March 31, 2014	20,407	6,081,542	1,471,592	10,089	3,588,945	874,470	460,107	11,502,928	24,010,080

Constitution of reserves for future distributions									0
Increase in legal reserve									0
Application of the equity method			(13,278)						(13,278)
Reappraisal of Investments (notes 5 and 10)								(505,701)	(505,701)
Net Income							460,706		460,706

Balance at June 30, 2014	20,407	6,081,542	1,458,314	10,089	3,588,945	874,470	920,813	10,997,227	23,951,807

Constitution of reserves for future distributions					920,813		(920,813)		0
Increase in legal reserve				929	(929)				0
Equity tax payment									0
b) To distribute a cash dividend of Ps 4.80 per share per month from October 2014 to March 2015, including those two months over 22,036,572,719 suscribed and paid shares as of the date of this meeting.					(634,653)				(634,653)
c) For the payment of a cash dividendo over 244,444,460 preferred shares, according to the prospectus of the offering effected outside of Colombia in the form of ADR's Level III, suscribed within the 30 days following its issuance. Such dividend will amount to Ps. 4.80 per share per month from October 2014 to March 2015, including those two months. The amounts not used for the purposes will be reestablished to the Ocasional Reserves at the disposal of the General Shareholder's Meeting, at the end of the subscription period of such shares.					(7,040)				(7,040)
Application of the equity method			157,142						157,142
Issuance of 1,629,629,620 preferred shares	1,630	2,113,269							2,114,899
Reappraisal of Investments (notes 5 and 10)								756,401	756,401
Net Income							441,759		441,759

Balance at September 30, 2014	22,037	8,194,811	1,615,456	11,018	3,867,136	874,470	441,759	11,753,628	26,780,315
Application of the equity method			(473,328)						(473,328)

Issuance of 244,444,440 shares with the right to preferential subscription	244	309,918							310,162
Reappraisal of Investments (notes 11 and 24)								(1,092,896)	(1,092,896)
Net Income							905,978		905,978

Balance at December 31, 2014	22,281	8,504,729	1,142,128	11,018	3,867,136	874,470	1,347,737	10,660,732	26,430,231

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2015
GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel